UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: April 25, 2024

(Commission File No. 001-39308)

CALLIDITAS THERAPEUTICS AB

(Translation of registrant’s name into English)

Kungsbron 1, D5
SE-111 22
Stockholm, Sweden
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Annual Report 2023

On April 24, 2024, Calliditas Therapeutics AB (the "Company") published its Annual Report 2023 and related announcement, copies of which are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

Press Release Regarding Positive NefIgArd Open Label Extension Results

Enclosed hereto is a copy of an announcement published by the Company on April 24, 2024 regarding positive NefIgArd open label extension results.

The information contained in this Form 6-K, including Exhibit 99.3 but excluding Exhibits 99.1 and 99.2, is hereby incorporated by reference into the registrant’s Registration Statements on Form F-3 (File No. 333-265881) and Form S-8 (File Nos. 333-240126 and 333-272594).

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Report 2023
99.2	Company announcement dated April 24, 2024
99.3	Company announcement dated April 24, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALLIDITAS THERAPEUTICS AB

Date: April 25, 2024	By:	/s/ Fredrik Johansson
Fredrik Johansson
Chief Financial Officer